Bradley Thoroughbreds, LLC
1019 Majestic Drive Suite 160
Lexington, Kentucky 40513
Phone: (859) 275-2120
Fax: (859) 275-1222

Sport BLX   February 19, 2020
Attn: Joseph A. De Perio
6 East 69th Street
New York, NY 10022

Dear Mr. De Perio,

As per your request, I have appraised the racehorse MAX PLAYER (2017 c by HONOR CODE out of FOOLS IN LOVE) at Fair Market Value.

"Fair Market Value" is defined here as the price a horse would bring when offered under normal sale conditions by a willing seller and purchased by a knowledgeable and willing buyer in a sale that occurs at an appropriate time and place for that particular horse.

The appraisal figure has been assigned after a careful review of the horse's race record and pedigree. An assessment of physical conformation has been performed by way of videos supplied by his trainer, Linda Rice. No veterinary examinations have been conducted; however, Ms. Rice confirmed that he is sound and noted that to the best of her knowledge he has not had any surgeries or intra-articular joint injections. He has been treated for a cut on the left front ankle he sustained when breaking his maiden which is of no significance. The appraisal figure does not reflect any problems of a physical or veterinary medical nature and was assigned assuming the horse is insurable and sound.

Many factors can cause discrepancies between appraisal figures and actual sale prices. Fluctuations in the market, the timing and location of a sale, a horse's preparation, marketing, and various other sale conditions may affect the actual sale price. In addition, changes in a horse's age, performance, breeding status, physical condition, or family events can cause rapid and considerable change in value. All estimates of Fair Market Value, therefore, pertain only to the date of appraisal.

MAX PLAYER is a three-year-old Kentucky bred colt. He is from the first crop of Champion Older Horse HONOR CODE. HONOR CODE ranked 15th on the freshman sire list in 2019 with 14 winners from 45 runners and progeny earnings of $768,973. Currently, he is 8th on the second crop sire list in 2020 with four winners from 32 starters. MAX PLAYER is his only stakes winner to date. MAX PLAYER is out of the stakes winning FOOLS IN LOVE. He is a half-brother to Grade 2 winner SEAHENGE and two other stakes placed runners. Under the second dam is multiple graded stakes winner INTERNATIONAL STAR.

Based on information and videos received from Linda Rice, MAX PLAYER is a big strong colt standing 16-2 hands tall. From the videos, he appears to have long pasterns and is offset (2/5) through his left knee. He has a slightly high neck tie but moves nicely at the walk. These observations are supported by the fact that the colt RNA'd as a yearling for $150,000. While the conformational flaws could have affected his value as a yearling, they are not significant and should not affect the horse's soundness. All in all, he is an above average individual and for the purpose of this appraisal has been given a B+ physical rating.

At two, MAX PLAYER raced twice. He finished second on debut and broke his maiden in his second start at Parx Racing with a 72 Beyer. In his first start as a three-year-old, he won the G3 Withers Stakes at Aqueduct running an 84 Beyer, a 9" (9.5) Ragozin and earnings 10 points on the Road to the Kentucky Derby. He currently has $137,500 in career earnings. MAX PLAYER has improved with each start and has progressed with each race to date.

A colt that wins a graded stakes race on the dirt early their three-year-old year is considered to be on the "Kentucky Derby trail". Churchill Downs devised a point system in 2013 for horses to become eligible to start in the Kentucky Derby. The field is limited to 20 horses. From 2013-2019 the average points needed to make the field for the Derby was 26. In the last three runnings of the race the average points necessary has increased to 33. In 2019 the minimum points needed was 40. At this point only 3 horses have the points to fall with in the 6 year average to confirm a start in the Derby to date. Attached is a list of the current Derby Points' Standings. MAX PLAYER is currently ranked 19th on the Road to the Kentucky Derby having earned 10 points. This is a major factor in assessing the colt's Fair Market Value.

While the number of points accumulated is the final factor in determining the starters in the KY Derby, estimating a horses chances and value of making the Derby field for the purposes of this appraisal has been derived by comparisons of speed figures such as Beyers and Ragozins, of distance of the races in which the horse has won or run in competitively, pedigree, and reviewing insights and analysis published by racing pundits such as the *Daily Racing Form*, the *BloodHorse*, and the *TDN*.

Ragozin Sheet speed figures are one of the most highly regarded tools in assessing racing class and are used by most top trainers, jockey agents and handicappers. Attached is information and Ragozin Sheet numbers and their symbols sheet. MAX PLAYER's numbers, especially the 9" that he posted winning the G3 Withers S., are competitive amongst the colts on the "Kentucky Derby trail". His best number currently ranks 10th on that list. Beyers figures are deemed to be a less clear-cut analysis of racing class, but MAX PLAYER's 86 Beyer ranks him at number 14 in the group of Derby contenders. Attached is a list of the top 20 winning Ragozin Sheet numbers and Beyer figures for potential Derby starters.

MAX PLAYER broke his maiden going a mile in his second start. He then improved with the added distance in the nine furlong G3 Withers S. Based on his Ragozin and Beyer numbers, the added distance improved his performance. There are exceptions to the Kentucky Derby pundit's rankings. Horses such as NADAL, are highly ranked currently because of the talent they have shown in sprint races but have yet to stretch out in distance or earn any points toward the Kentucky Derby.

MAX PLAYER has the pedigree to handle the 10 furlong distance of the Kentucky Derby. His sire, HONOR CODE, was a Grade 1 winner at nine furlongs and placed in the G1 Breeders' Cup Classic at 10 furlongs. MAX PLAYER's female family adds a good balance of speed and stamina. His dam, FOOLS IN LOVE, was a stakes winner at seven furlongs. His half-brother SEAHENGE was a Grade 2 winner over seven furlongs while half siblings URBAN BOURBON and FRANK'S FOLLY were stakes placed from 7.5 - 8.5 furlongs. Under the second dam, there is more stamina influence as INTERNATIONAL STAR swept the Kentucky Derby prep races at the Fair Grounds in 2015 including the Grade 2 Louisiana Derby over nine furlongs. His pedigree should not be a deterrent to his potential as a Kentucky Derby horse.

On the *DRF* Derby Watch (Link) MAX PLAYER is currently picked 17th and is listed at odds of 50-1. The top 10 on this list is led by TIZ THE LAW at 4-1 and followed in order by NADAL (5-1), DENNIS' MOMENT (8-1), THOUSAND WORDS (8-1), AUTHENTIC (10-1), ENFORCEABLE (12-1), INDEPENDENCE HALL (15-1), STRUCTOR (15-1), ANNEUR D'OR (20-1), GOUVERNEUR MORRIS (20-1). MAX PLAYER is not mentioned on Steve Haskin's Derby Dozen in the *BloodHorse* (Link) or in the *TDN's* Derby Top 12 (Link).

If all goes according to plan, MAX PLAYER will make his next start in the Grade 2 Wood Memorial S. on April 4th at Aqueduct. The Wood Memorial offers a total of 170 points on the Road to the Kentucky Derby. The first four finishers will receive 100-40-20-10 points respectively. MAX PLAYER needs to finish first or second to potentially secure a spot in the 2020 Kentucky Derby Field. A third-place finish would give him 30 points and put him on the fence to make the field. A top two finish in this race would enhance MAX PLAYERS's value again.

In 2017 the North American thoroughbred foal crop was 22,156 foals, and MAX PLAYER has the racing credentials to be considered one of the top 20 candidates from that foal crop to potentially participate in the KY Derby. He still needs a win or enough points to make the cut and would be considered to be in the bottom half of the top 20 possible. Nonetheless, a colt that is on the Kentucky Derby trail is valued at a premium price. 19 of the 20 Derby starters will be worth significantly less the day after the race.

Considering all of this data as of February 19, 2020, it is my opinion that MAX PLAYER has an appraised Fair Market Value of $1,750,000.

This appraisal is considered to be confidential between you, your clients, and Bradley Thoroughbred's, LLC. No part of this report may be disseminated to the public, public relations media, news media, or sales media without the prior written consent and approval of the appraiser.

Please contact me if you have any questions or comments regarding the appraisal.

Best regards,



Peter R. Bradley, III

---------------------------- Original Message ----------------------------
Subject: K & G Stables Appraisal of 2yo's of 2020
From: David Ingordo
Date: Wed, February 26, 2020 2:39 pm
To: Dale Holly
Cc: Lakota Gibson

Dale,

Per our discussion and my review of the pedigrees, I would appraise these horses as follows:

* SWINGMAN - $100,000 - I liked this colt when he was at your farm and has a good pedigree. The stallion will continue to do well, especially as the distances get longer for the 3yos. Looks like a "Classic" type prospect

* Unnamed (18 Mattie Camp / Empire Maker colt) - a recent FT Oct purchase, he is worth the purchase price of $190,000 plus the costs in him so far ($40,000) for an appraised value of $230,000. I saw him as a yearling and liked him quite a bit.

* Unnamed ('19 Indy Annestesia / Munnings filly) - smallish, but very well-balanced filly. Sire is white hot on the track. I would value her at $100,000.

Hope this helps and let me know if you have any further questions.

Thank you,

David

David Ingordo
Ingordo Bloodstock, LLC
Bloodstock Assistant: Lakota Gibson
PO Box 640
Lexington, KY 40588